Uncommon Investment Funds Trust

Second Floor, Mail V6

75 Virginia Road

North White Plains, NY 10603

VIA EDGAR January 29, 2021

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: Uncommon Funds Trust (“Trust”)

(Securities Act File No. 333-252489

Investment Company Act File No. 811-23464)

Request to Withdraw Registration Statement on Form N-1A

Ladies and Gentlemen:

We hereby request withdrawal of the Trust’s Registration Statement on Form N-1A, together with all exhibits thereto (the “Registration Statement”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”). The Registration Statement was accepted via the EDGAR system on January 28, 2021 (Accession No. 0001580642-21-000324) as EDGAR submission type N-1A. The Registration Statement was erroneously filed by the EDGAR filing agent as an N-1A instead of N1-A/A.

The Trust respectfully submits this application for withdrawal of Trust’s Registration Statement filed under the EDGAR submission type N-1A. Pursuant to paragraph (b) of Rule 477 under the 1933 Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

If you have any questions or need further information, please call the undersigned at (212) 397-2524.

Sincerely,

/s/ Thaddeus Leszczynski

Thaddeus Leszczynski

Secretary

Uncommon Investment Funds Trust